SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 July 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 27 July 2009

                   re:  Lloyds Banking Group Appoints A New Chairman

73/09      27 July 2009

LLOYDS BANKING GROUP APPOINTS A NEW CHAIRMAN

Lloyds Banking Group is pleased to announce the appointment of Sir Win Bischoff as Chairman, following the decision earlier in the year by Sir Victor Blank to retire. Sir Win will take up the position of Chairman of Lloyds Banking Group from 15 September 2009.

Sir Win Bischoff is a senior banker with many years experience both in the UK and overseas. Sir Win spent most of his career with Schroders and was appointed Chairman of that company in 1995.  Following the acquisition of the Schroders investment banking business by Citigroup in 2000, Sir Win assumed the role of Chairman of Citigroup Europe and was a member of The Management Committee of Citigroup Inc. He served as Chairman of Citigroup from December 2007 until early 2009.

Sir Win was appointed following a comprehensive search process. Sir Julian Horn-Smith, one of the Group's senior non-executive directors, led the process, supported by a committee consisting solely of other independent directors and with assistance from executive search consultants JCA Group. A number of candidates from the UK and overseas were interviewed by the committee and the decision was taken by the Board, on the recommendation of the committee. The board, led by Sir Julian Horn-Smith and Lord Leitch, the Group's Deputy Chairman and Senior Independent Director, also consulted with its major shareholders, including UKFI. The FSA has approved this appointment.

Sir Victor said: "I am pleased to hand over to Sir Win Bischoff following his appointment as our next Chairman. Sir Win has a wealth of senior banking experience which will be very valuable to the Group in the future as the two banks are integrated to create the success the board envisages."

Sir Win Bischoff said: "Lloyds Banking Group has a proud history and an excellent customer franchise, and I am both honoured and pleased to accept the Chairmanship of its board.  Short-term we face many challenges but, in the longer term, the Group is well positioned to deliver significant benefits to its customers, shareholders, employees and the public."

Eric Daniels, Chief Executive, Lloyds Banking Group, added: "Sir Win brings great knowledge and insight to the Group as we build the UK's leading financial services provider and I look forward to working with him. The board and I are immensely appreciative of the leadership and vision Sir Victor has provided during a time of great change for the Group and the financial services industry in general."

For further information:

Media Relations

Shane O'Riordain       +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

Investor Relations

Michael Oliver            +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Notes and Biographical details

To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:

•	Sir Win Bischoff is a director of Prudential plc, The McGraw-Hill companies and Eli Lilly and a former director of Citigroup Inc, Land Securities Group plc and Akbank AS.

•	there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to him.

Remuneration arrangements for Sir Win Bischoff

Sir Win Bischoff will receive an annual fee of £700,000. He will not be eligible to participate in any of the Group's incentive arrangements, including the long term incentive plan.

Sir Win Bischoff

After an early education in Cologne and Dusseldorf, Germany, Sir Win moved to South Africa in 1955 and obtained a Bachelor of Commerce degree at the University of the Witwatersrand in Johannesburg.

Sir Win's professional career began in Chase Manhattan Bank's International Department in 1962. Sir Win joined J. Henry Schroder & Co's Finance Division in 1966 and in 1971 became Managing Director of Schroders Asia Ltd in Hong Kong.

Sir Win became Group Chief Executive of Schroders plc in December 1984 and Chairman of Schroders plc in May 1995. Following the acquisition of Schroders' investment banking business by Citigroup in 2000, Sir Win assumed the role of Chairman of Citigroup Europe and was a member of The Operating Committee of Citigroup Inc. Sir Win served as acting Chief Executive Officer of Citigroup in November and December 2007 and was Chairman of Citigroup from December 2007 until February 2009.

Sir Win was awarded a knighthood for services to banking in the New Year Honours list in 2000, a Doctorate in Science, Honoris Causa, from City University in May 2000 and, in June 2001, was made a Johnson Honorary Fellow of St Anne's College, Oxford. Sir Win became Chairman of the UK Career Academy Foundation (2000-present) and was a Trustee of the Royal House Opera Covent Garden (2000-03). He was awarded the "Freedom of the City of London" in February 2001. Sir Win will step down from the board of Prudential plc following his appointment as Chairman.

Sir Victor Blank

Sir Victor joined the Board of Lloyds TSB in 2006 and became Chairman in May of that year.

Sir Victor's distinguished career encompasses 12½ years as a Partner of Clifford-Turner (now Clifford Chance), 17½ years as Managing Director, Chief Executive and Chairman of Charterhouse (including 8 years on the Board or the Royal Bank of Scotland), Chairman of Trinity Mirror and Chairman of GUS (now comprising Home Retail Group, Burberry and Experian).

Sir Victor was knighted for services to the Financial Industry in the New Years Honours List in 1999. Last year, he was appointed a Business Ambassador by the Prime Minister to work with the UK Government to promote UK's excellence internationally to highlight trade and investment opportunities. He is a Senior Advisor to Texas Pacific Group. He also chairs two charities, Wellbeing of Women and UJS Hillel.

Sir Victor served for a number of years as a member of the Financial Reporting Council, was a member of the CBI Boardroom Issues Group and was for 6 years Chairman of the Industrial Development Advisory Board. He was the first external member of the Council of Oxford University (2000-2007), is a Trustee of the Oxford University Said Business School, an Advisor to the Environmental Change Institute at Oxford University and Vice President of Oxford Philomusica.

-END-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:   27 July 2009